CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Subsidiary Granted Exclusive Licensee Rights in the Philippines

January 28, 2010: CIBT Education Group Inc. (NYSE Amex & TSXV symbol: MBA) is pleased to announce that its subsidiary Sprott-Shaw Degree College has acquired a master license from the American Hotel & Lodging Educational Institute (EI) to offer hotel management, travel tourism, and hospitality education programs in the Philippines.  The master license is valid for five years and gives Sprott-Shaw the exclusive rights to teach, sub-distribute, test and certify EI's world renowned educational programs and graduates in the Philippines.  EI's hotel program graduates are recognized by nearly all major hotel chains in over 60 countries worldwide.  This exclusive status has been granted in addition to CIBT's master license rights for China.

CIBT has also signed a memorandum of understanding with the five-star Bellevue Hotel of Manila in the Philippines.  The terms of the MOU will enable the partnership to place eligible hotel and hospitality management students from CIBT and its subsidiaries into internship positions with the Bellevue Manila.

“We are pleased with the rapid progress we are making in South East Asia”, commented Toby Chu, Vice-Chairman, President and CEO of CIBT.  “We view the emerging markets in South East Asia to be high growth opportunities for the hotel and tourism industry.  Our cooperation with the American Hotel & Lodging Educational Institute and Bellevue Manila allows our students to learn from a globally recognized curriculum and provides internship opportunities to apply their training and gain practical experience.”

“EI is excited to join forces with CIBT in this new educational venture in the Philippines,” said Robert L. Steele, III, CHA, President and COO of the American Hotel & Lodging Educational Institute.  “Our new partnership with CIBT offers a great opportunity to serve the education needs of Sprott-Shaw Degree College, and offers students leading edge hospitality educational programs and certification.”

“It is our vision to create a tourism and hotel management program that can incorporate internship and employment opportunities with hotels around the world for our hospitality students in Canada and aboard as part of our program,” commented Dean Duperron, President of Sprott-Shaw Community College. “Our partnership with EI provides our graduates with globally recognized credentials providing them with industry certification in addition to their academic credentials.”

About the American Hotel & Lodging Educational Institute:

The American Hotel & Lodging Educational Institute (EI), is a subsidiary of American Hotel & Lodging Association (AH&LA), a 100 year old organization formed by most major hotel chains in the world as core members.

EI is the premier source for delivering quality hospitality and hotel management education, training and professional certification that serves the needs of hospitality schools and industries worldwide. EI serves the needs of learning institutions and hotel organizations through more than 110 licensed EI affiliates in 60 countries. EI also has an official office located in India, and holds exclusive license agreements in 17 countries connecting EI's research and expertise to hospitality operations throughout Europe, Asia, the Middle East, Africa, and Latin America. EI has been the leader in providing training solutions that address the specific needs of the hospitality industry. EI continues to maintain a cutting edge position in the delivery of training and education that is supported by industry leaders and experts worldwide.

About the Bellevue Manila:

Coined from the French word belle-vue, which means “beautiful view”, the Bellevue Manila opened in January 2003.  It is the first and only full service hotel in the south of Metro Manila.  Located within a thriving business and commercial district of Alabang in the south of Manila, the Bellevue Manila provides convenient access to key business areas, shopping malls, golf courses and country clubs, theme parks, dive spots and a host of restaurants and bars.  This high rise hotel provides a fully equipped business centre and a wide range of recreation facilities and services.  Rooms are well designed to provide for high standards and comfort. The Bellevue Hotel meets the needs and requirements for both business and leisure.

About CIBT Education Group Inc:

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, New Zealand, the Netherlands, the Philippines, South Korea, the United Kingdom, the United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

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